SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Teleconferência - Resultados do 4º trimestre de 2014 Conference Call – Results of the 4th Quarter 2014

A Eletrobras tem o prazer de convidar seus acionistas, analistas e o mercado em geral para participar de Teleconferência sobre as suas Demonstrações Financeiras, relativas ao exercício social findo em 2014, a ser realizada no dia 31 de março de 2015, terça-feira.

Eletrobras would like to invite its shareholders, analysts and the market in general to participate in Conference Call on the its Financial Statements of the fiscal year ended in 2014, to be held on March 31, 2015, Tuesday.

No dia da apresentação será disponibilizado arquivo em Power-Point no seguinte endereço:

On the day of presentation will be available a Power Point file in the following address:

www.eletrobras.com.br/elb/ri

Teleconferência em Português com Tradução Simultânea em Inglês

Conference Call in Portuguese with Simultaneous Translation in English

 Terça-Feira, 31 de Março de 2015

14:00h (Horário de Brasília)

1:00 p.m. (USA Eastern time)

5:00 p.m. (United Kingdom time)

(+1 786) 837 9597 (Estados Unidos)

(+44) 20 3318 3776 (Reino Unido)

(+1 786) 837-9597 (U.S.A)

(+44) 20 3318-3776 (United Kingdom)

0800-031-4433 ou (55 11) 4433-2163 (se estiver no Brasil)

0800-031-4433 or (55 11) 4433-2163 (if you are in Brazil)

Digite 9532 para se conectar à teleconferência

Dial 9532 to be connected to the conference call

Teleconferência - Resultados do 4º trimestre de 2014 Conference Call – Results of the 4th Quarter 2014

Dados de Acesso ao Webcast

Webcast Access

Webcast em Português:

URL: http://webcast.conferenciacorp.com.br/view/1178

Webcast in English:

URL: http://webcast.conferenciacorp.com.br/view/1179

Requisitos Mínimos para acesso ao Webcast

Processador Pentium 4 - 2GHz ou equivalente, Memória 512MB
Internet Explorer: 8 ou superior, plugin Windows Media Player
Chrome, Firefox: todas as versões
Adobe Flash Player 11 ou superior
Recomenda-se desabilitar bloqueador de popups

Minimum Requirements

Pentium 4 - 2GHz or equivalent processor, Memory 512MB
Internet Explorer: 8 or higher, plugin Windows Media Player
Chrome, Firefox: All versions
Adobe Flash Player 11 or higher
Recommended disable popups

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.